EXHIBIT 2.1
PLAN OF CONVERSION

This PLAN OF CONVERSION (the “Plan”) is entered into as of September 18, 2008, by MINISTRY PARTNERS INVESTMENT CORPORATION, a California corporation with an address of 915 West Imperial Highway, Brea, California 92821 (“MPIC” or the “Company”), to convert the corporation into a California limited liability company under the provisions of the California Corporations Code and the Beverly-Killea Limited Liability Company Act.  The name of the limited liability company, effective as of the date of the conversion, shall be MINISTRY PARTNERS INVESTMENT COMPANY, LLC, a California limited liability company with an address of 915 West Imperial Highway, Brea, California 92821 (“MP Capital”).

BACKGROUND INFORMATION

In accordance with and pursuant to the provisions of §§1150-1160 of the California Corporations Code, MPIC desires to convert to a limited liability company organized under California law.  The Board of Directors of MPIC deems it advisable and to the advantage of MPIC and its shareholders that MPIC be converted to a limited liability company organized under California law and in furtherance of the same, has agreed to file Articles of Organization - Conversion with the Secretary of State of the State of California.  MPIC has, subject to approval by its shareholders, adopted the Plan of Conversion.

The Board of Directors of MPIC has unanimously approved and adopted the Plan in order to enhance the Company’s strategic and financial flexibility and serve the long-term economic interests of its shareholders.  The Board of Directors of MPIC also believes that the conversion will enhance the Company’s ability to raise additional equity capital and enable the Company to carry out its business objectives.

OPERATIVE PROVISIONS

ARTICLE I

The Conversion

1.01                 The Conversion.  Upon the terms and subject to the conditions hereof, on the Effective Date (as hereinafter defined), MPIC shall be converted to MP Capital in accordance with the applicable laws of the State of California (the “Conversion”).  The separate existence of MPIC shall cease, and MP Capital shall survive the Conversion and shall be governed by the laws of the State of California.

1.02                 Effective Date.  The Conversion shall become effective on the date and at the time that the Limited Liability Company Articles of Organization - Conversion, in substantially the form annexed hereto as Exhibit “A”, and Certificate of Conversion are filed with the Secretary of State of the State of California (the “Effective Date”), all after satisfaction of the requirements of the applicable law of the State of California prerequisite to such filings, including, without limitation, the approval of the common stock and preferred stock shareholders of MPIC.

1.03                 Articles of Organization.  On the Effective Date, the Articles of Organization of MP Capital, in substantially the form attached hereto as Exhibit “A”, shall continue in full force and effect as the Articles of Organization of MP Capital and shall not be changed, modified or amended in any manner by this Plan.

1.04                 Operating Agreement.  On the Effective Date, the Operating Agreement of MP Capital, in the form attached hereto as Exhibit “B”, shall continue in full force and effect as the Operating Agreement of MP Capital and shall not be changed, modified or amended in any manner by this Plan.

1.05                 Managers and Officers.  Under the Operating Agreement, the affairs of the limited liability company, MP Capital, will be conducted by a group of Managers that will provide advice and oversight to the Company’s executive officers.  Subject to the terms of the Operating Agreement, the current members of the Board of Directors of the Company will continue to serve as Managers of MP Capital.  Until successors are otherwise elected as provided for in the Operating Agreement, the Managers of MP Capital shall be:

Name	Title
Mark G. Holbrook Van C. Elliott Juli Anne S. Callis Arthur G. Black Shirley M. Bracken Mark A. Johnson Jeffrey T. Lauridsen R. Michael Lee Randolph P. Shepard Scott T. Vandeventer	Manager, Chairman Manager Manager Manager Manager Manager Manager Manager Manager Manager

Until a successor is otherwise elected as provided for in the Operating Agreement, the following individuals will serve as officers of MP Capital in the following capacities:

Name	Title
Mark G. Holbrook	Chief Executive Officer
Billy M. Dodson	President and Assistant Secretary
Van C. Elliott	Secretary
Susan B. Reilly	Vice President of Finance and Principal Accounting Officer

1.06                 Capitalization.  The authorized number of preferred units, common units and membership interests shall be as set forth in the Operating Agreement of MP Capital and may be amended from time to time in accordance with the provisions of the Operating Agreement.  MP Capital shall have two classes of membership units consisting of voting common units and non-voting preferred units.  The Company will initially authorize the creation of two classes of common equity interests, which classes will be divided into Class A and Class B Units (the “Class A Units” and the “Class B Units”).  The Company will set aside and reserve a maximum of 100,000 shares of Class B Units for issuance to officers, Managers and key employees of the Company.  All Class B Units will be non-voting Units.  As set forth in the Operating Agreement, a maximum of 1,000,000 common units may be issued and a maximum of 2,000,000 preferred units may be issued.  The Managers of the Company have agreed to authorize a series of preferred units to be issued under the Operating Agreement, designated as the Series A Units, and has agreed to set a maximum of 1,000,000 preferred units that may be issued.  The Managers have also approved a Series A Preferred Unit Certificate, a copy of which is attached hereto as Exhibit “C”.  The Series A Units are subject to the rights, preferences and terms of the Series A Preferred Units Certificate.  The Managers shall be authorized to create one or more series of preferred units in MP Capital.

1.07                 Approval of Plan of Conversion.  This Plan has been duly adopted by the Board of Directors of MPIC and will be submitted to the shareholders of MPIC for approval at a special meeting of shareholders to be held on or about December 11, 2008.  Once the common stockholders and holders of Class I and Class II Preferred Stock approve this Plan, Articles of Organization - Conversion and a Certificate of Conversion will be filed with the Secretary of State of the State of California.

The Company shall mail a notice of the special meeting to all common stock and preferred stockholders.  The notice shall set forth the date, time of meeting, reasons for the vote and place of the meeting and shall be accompanied by a form of written proxy complying with the California Corporations Code and the Articles of Incorporation and Bylaws of the Company, allowing the holder to vote for or against the Plan.  Such notice and form of proxy shall be mailed by first class mail, to the address of each shareholder, at the address listed on the Company’s records, at least 30 days prior to the special meeting.  At the special meeting, each shareholder shall be entitled to one vote on the Plan.  The Plan is subject to (i) the approval of a majority of the common stockholders of the Company; (ii) two-thirds of the Class I Preferred Stockholders; and (iii) two-thirds of the Class II Preferred Stockholders.

ARTICLE II

Conversion of Shares

2.01                 MPIC Class I Preferred Stock.  Upon the Effective Date, by virtue of the Conversion and without any action on the part of any holder thereof, each share of MPIC Class I Preferred Stock outstanding immediately prior thereto shall be converted into one fully paid and non-assessable Series A Unit of MP Capital (the “Series A Units”).  As of the date this Plan of Conversion is approved by the Board of Directors of Company, there are 100,000 shares of MPIC Class I Preferred Stock issued and outstanding.

2.02                 MPIC Class II Preferred Stock.  Upon the Effective Date, by virtue of the Conversion and without any action on the part of any holder thereof, each share of MPIC Class II Preferred Stock outstanding immediately prior thereto shall be changed and converted into one fully paid and non-assessable Series A Unit of MP Capital.  As of the date this Plan of Conversion is approved by the Board of Directors of Company, there are 19,000 shares of MPIC Class II Preferred Stock issued and outstanding.

2.03                 MPIC Common Stock.  Upon the Effective Date, by virtue of the Conversion and without any action on the part of any holder thereof, each share of MPIC common stock outstanding immediately prior thereto shall be converted into one fully paid and non-assessable unit of Class A common membership interests of MP Capital (the “Common Units,” collectively with the Series A Units, the “Membership Units”).  As of the date this Plan of Conversion is approved by the Board of Directors of Company, there are 146,522 shares of MPIC common stock issued and outstanding.

2.04                 Exchange of Certificates.  Each person who becomes entitled to receive Membership Units by virtue of the Conversion shall be entitled to receive from MP Capital, as promptly as practicable after the Effective Date, a certificate or certificates representing the Membership Units to which such person is entitled to receive as provided herein.

ARTICLE III

Effect of the Conversion

3.01                 Rights, Privileges, Etc.  On the Effective Date of the Conversion, MP Capital, without further act, deed or other transfer, shall retain or succeed to, as the case may be, and possess and be vested with all the rights, privileges, immunities, powers, franchises and authority, of a public as well as of a private nature, of MPIC; all property of every description and every interest therein, and all debts and other obligations of or belonging to or due to MPIC on whatever account shall thereafter be taken and deemed to be held by or transferred to, as the case may be, or invested in MP Capital without further act or deed; title to any real estate, or any interest therein vested in MPIC, shall not revert or in any way be impaired by reason of this Conversion; and all of the rights of creditors of MPIC shall be preserved unimpaired, and all liens upon the property of MPIC shall be preserved unimpaired, and all debts, liabilities, obligations and duties of MPIC shall thenceforth remain with or be attached to, as the case may be, MP Capital and may be enforced against it to the same extent as if all of said debts, liabilities, obligations and duties had been incurred or contracted by it.  Thus, this Plan adequately protects the existing contractual claims of creditors, vendors, note holders, claim holders, and parties that have entered into an agreement with the Company.

3.02                 Further Assurances.  From time to time, as and when required by MP Capital or by its successors and assigns, there shall be executed and delivered on behalf of MPIC such deeds and other instruments, and there shall be taken or caused to be taken by it such further and other action, as shall be appropriate or necessary in order to vest or perfect in or to conform of record or otherwise in MP Capital the title to and possession of all the property, interest, assets, rights, privileges, immunities, powers, franchises and authority of MPIC and otherwise to carry out the purposes of this Plan, and the managers and officers of MP Capital are fully authorized in the name and on behalf of MPIC or otherwise to take any and all such action and to execute and deliver any and all such deeds and other instruments.

3.03                 No Compensation or Distributions Paid.  No director, officer, or employee will receive any commission, fee, compensation or other payment for acting, promoting or assisting in completing the Conversion, other than compensation paid to such individuals in the ordinary course of business.

ARTICLE IV

Miscellaneous

4.01                 Abandonment.  At any time before the Effective Date, this Plan may be terminated and the Conversion may be abandoned for any reason whatsoever by the Board of Directors of MPIC.

4.02                 Amendment.  At any time prior to the Effective Date, this Plan may be amended or modified in writing by the Board of Directors of MPIC; provided, however, that an amendment made subsequent to the adoption of this Plan by the shareholders of MPIC shall not alter or change any of the terms and conditions of this Plan if such alteration or change would adversely affect the rights of the shareholders of MPIC.

4.03                Governing Law.  This Plan shall be governed by and construed and enforced in accordance with the laws of the State of California and, so far as applicable, the conversion provisions of the California Corporations Code.

4.04                Counterparts.  In order to facilitate the filing and recording of this Plan, the same may be executed in any number of counterparts, each of which shall be deemed to be an original.

IN WITNESS WHEREOF, Ministry Partners Investment Corporation, by authority of its Board of Directors, has caused this Plan to be duly executed effective as of the day and year first above written.

MINISTRY PARTNERS INVESTMENT
CORPORATION, a California corporation

By:
Billy M. Dodson, President

ATTEST:

By:
Van C. Elliott, Secretary

[SIGNATURE PAGE TO PLAN OF CONVERSION]